EXHIBIT 1

Dear fellow Board members and members of the Special Committee:

I would like to officially propose to acquire the 100% ownership of Dragon Pharmaceutical Inc. for a price of $0.80/share.

The proposal is conditioned with my satisfaction of:

•	The due diligence results of the Company;
•	The negotiation results of the definitive acquisition agreement; and
•	The financing condition for my acquisition.

/s/ Yanlin Han
Yanlin Han

January 15, 2010